Exhibit D-2
                               96 FERC P. 61, 322
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: Pat Wood, III, Chairman;
                      William L. Massey, Linda Breathitt,
                      and Nora Mead Brownell.


Energy East Corporation and
RGS Energy Group, Inc.                                   Docket No. EC01-97-000


                     ORDER CONDITIONALLY AUTHORIZING MERGER

                           (Issued September 26, 2001)

     On May 9, 2001, Energy East Corporation (Energy East) and RGS Energy Group, Inc. (RGS Group) (collectively, Applicants) filed an application under Section 203 of the Federal Power Act (FPA)(1) and Part 33 of the Commission's regulations(2) requesting Commission authorization for their proposed merger and the resulting disposition of jurisdictional facilities from RGS Group to Energy East.(3) As discussed below, we will conditionally authorize the merger and the resulting disposition of jurisdictional facilities as consistent with the public interest.

I.     Background
       ----------

     A.     Description of the Parties
            --------------------------

     Energy East is a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Its principal jurisdictional subsidiaries are New York State Electric & Gas Corporation (NYSEG),

---------------

     1 16 U.S.C. Sec. 824b (1994).

     2 18 C.F.R. Sec. 33.1-.10 (2001).

     3 Energy East will acquire RGS Group.

Docket No. EC01-97-000               -2-

Central Maine Power Company (Central Maine),(4) Connecticut Energy Corporation (Connecticut Energy), The Southern Connecticut Gas Company (Southern Connecticut
Gas), CTG Resources, Inc. (CTG Resources), Maine Natural Gas LLC (Maine Natural
Gas) and Berkshire Energy Resources (Berkshire Energy), the parent company of The Berkshire Natural Gas Company (Berkshire Gas).

     RGS Group is an exempt public utility holding company pursuant to Section 3(a)(1) of PUHCA. Its two public utility subsidiaries are Rochester Gas & Electric Corporation (Rochester G&E) and Energetix, Inc. (Energetix).

     B.     The Proposed Transaction
            ------------------------

     The parties propose to effect the merger in three steps. First, Energy East will acquire all the common stock of RGS Group, and permit RGS Group's shareholders to elect consideration in the form of cash, Energy East common stock, or a combination of the two. RGS Group will then merge into Eagle Merger Corporation (Eagle), which will be a wholly-owned subsidiary of Energy East. Eagle will survive the merger as New RGS, and will continue RGS Group's operations under the name RGS Energy Group, Inc. Finally, Energy East will transfer all of NYSEG's common stock to New RGS, so that NYSEG and Rochester G&E can be operated under a single management structure. Control over all of the jurisdictional facilities of Rochester G&E and Energetix will be transferred indirectly to Energy East as a result of the merger.

     C.     Applicants' Statement of the Public Interest
            --------------------------------------------

     Applicants state that the proposed merger is consistent with the public interest because it will not adversely affect competition, rates or regulation. With respect to the effect on competition, Applicants submit that the merger does not raise any horizontal or vertical market power concerns. They argue that there are no horizontal market power concerns because the affected utilities' combined market shares are small and the relevant markets are not concentrated. They further state that the merger does not raise vertical market power concerns because it does not create or enhance their ability to adversely affect production and output in the upstream or downstream markets, nor does it create barriers to entry for new generators seeking to enter these markets. Applicants further state that their transmission is under the operational control of independent system operators (ISOs).

---------------

     4 Central Maine also has a partially-owned subsidiary, Maine Electric Power Company (Maine Electric).

Docket No. EC01-97-000               -3-

     Second, Applicants state that the proposed merger will not adversely affect rates. Their power sales are priced using market-based rates, and they will hold their wholesale power and transmission customers harmless from the effects of the merger. Further, their subsidiaries have transferred operational control of their transmission facilities to ISOs, which will simplify interregional transactions and avoid rate pancaking.

     Finally, Applicants state that the merger will not adversely affect regulation. They commit to abide by the Commission's policies with respect to intra-corporate transactions involving non-power good and services. Further, they state that: (1) the merger is subject to approval by the New York Public Service Commission (New York Commission); (2) Rochester G&E and NYSEG will remain subject to the jurisdiction of the New York Commission; and (3) Central Maine will remain subject to the jurisdiction of the Maine Public Utilities Commission (Maine Commission).

II.     Notice of Filing and Interventions
        ----------------------------------

     Notice of the application was published in the Federal Register, 66 Fed. Reg. 28,895 (2001), with interventions and protests due on or before July 6, 2001. Niagara Mohawk Power Corp. (Niagara Mohawk) and Consolidated Edison Company of New York, Inc. (ConEd) filed timely motions to intervene raising no substantive issues, and the New York Commission filed a notice of intervention raising no substantive issues.

III.     Discussion
         ----------

     A.     Procedural Matters
            ------------------

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,(5) the notice of intervention and timely, unopposed motions to intervene make those who filed them parties to this proceeding.

     B.     Standard of Review
            ------------------

     Section 203(a) of the FPA provides that the Commission must approve a disposition of jurisdictional facilities if it finds that the disposition "will be consistent with the public interest."(6) The Commission's analysis of whether a disposition is consistent with the public interest generally involves consideration of three factors: (1) the effect on competition;

---------------

     5 18 C.F.R. Sec. 385.214 (2001).

     6 16 U.S.C. Sec. 824b (1994).

Docket No. EC01-97-000               -4-

(2) the effect on rates; and (3) the effect on regulation.(7) For the reasons discussed below, we find that the proposed merger is consistent with the public interest, subject to the conditions discussed herein. Accordingly, we will conditionally approve the proposed disposition of jurisdictional facilities.

     C.     Effect of the Merger on Competition
            -----------------------------------

     Applicants analyze the effects of the proposed merger on relevant wholesale energy and capacity markets. These effects are related to the consolidation of generation controlled by Applicants (i.e., horizontal effects) and the
                                     ----
consolidation of generation and delivered gas controlled by Applicants (i.e.,
                                                                        ----
vertical effects). They define non-firm energy, short-term capacity and long-term capacity as the relevant products and conclude that the merger will not adversely affect competition in these markets.

          1.     Horizontal Effects
                 ------------------

               a.     Applicants' Analysis
                      --------------------

     Applicants provide an Appendix A analysis to analyze the effect of the proposed merger. They identify non-firm energy and short-term capacity as the relevant products. They evaluate conditions assuming market prices ranging from $20 - $30 per MWh in the shoulder off-peak periods to $150 per MWh in the highest summer super-peak period. The prices are based on a review of 1999 system lambdas, 2000 market prices from Power Markets Week and energy prices
                                        ------------------
reported by the New York, New England and PJM ISOs. The prices vary across destination markets for given time periods and load conditions.(8)

---------------

     7 See Inquiry Concerning the Commission's Merger Policy Under the Federal
       ---
Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. P. 31,044 (1996), order on reconsideration, Order No. 592-A, 62
                                 ------------------------
Fed. Reg. P. 33,341 (1997), 79 FERC P. 61,321 (1997); see also Revised Filing
                                                      --------
Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,983 (2000), FERC Stats. & Regs. P. 31,111 (2000), order on reh'g,
                                                               --------------
Order No. 642-A, 94 FERC P. 61,289 (2001).

     8 They define 11 time period/load level combinations: Summer Super Peak 1, Summer Super Peak 2, Summer Super Peak 3, Summer Peak, Summer Off-Peak, Winter Super Peak, Winter Peak, Winter Off-Peak, Shoulder Super Peak, Shoulder Peak and Shoulder Off-Peak.

Docket No. EC01-97-000               -5-

     Applicants analyze the effect of the proposed merger using economic capacity as a proxy for the relevant products in the relevant geographic markets using the Delivered Price Test (DPT). They perform the Appendix A analysis for New England Power Pool (NEPOOL), New York Power Pool (NYPP), Pennsylvania-New Jersey-Maryland Interconnection (PJM) and subregions of NYPP and PJM.(9)

     Applicants state that they only include as suppliers in the DPT those plants that have cleared sufficient project, regulatory and/or financing hurdles that their construction by 2002 is relatively certain. Applicants use available transfer capability (ATC) posted on transmission providers' OASIS sites as the measure of transmission availability in the DPT for transfers between control areas. For transfer capacity within the NYISO and into the NYISO from Canada, Applicants use the load and capacity data that the NYISO publishes. Applicants treat the ISO New England (ISO-NE) market as internally unconstrained.(10)

     Applicants' analysis shows no horizontal screen violations. Almost all of the markets are found to be unconcentrated (Herfdindahl-Hirschman Index (HHI) less than 1000). While some markets are moderately concentrated (HHI greater than or equal to 1000 but less than 1800), the merger-related change in concentration in those markets is less than 50 HHI in all cases.(11)

     Applicants do not analyze available economic capacity or ancillary service markets. They argue that they do not need to analyze available economic capacity because (1) there is already retail access in New York, the market most affected by the proposed merger and (2) all of NYSEG's generation is committed

---------------

     9 The subregions of NYPP are: New York City; New York East; New York West; and East of the Total East Constraint. The subregions of PJM are: PJM East; PJM Central and East; and PJM West, Central and East.

     10 Applicants assert that, because of their relatively small market share in that market, the analysis would be unaffected even if it were appropriate to consider transmission constraints within ISO-NE.

     11 Applicants also analyze Total Capacity for New York. The Total Capacity analysis shows the effect of the proposed merger on the NYISO Installed Capacity
(ICAP) market. They report that the post-merger New York Total Capacity market is moderately concentrated (1103 HHI) with a merger-related increase in concentration of 32 HHI. Applicants note that their combined market share is approximately 8 percent.

Docket No. EC01-97-000               -6-

to serve its native load obligations.  They argue that they have a de minimis
                                                                   ----------
presence in ancillary service markets, since neither NYSEG nor Central Maine controls any generation used for providing ancillary services and Rochester G&E is only capable of bidding and supplying about 30 MW of operating reserves in the NYISO market.

               b.     Commission Determination
                      ------------------------

     We agree with Applicants' conclusion that the combination of their generation assets will not harm competition in any relevant markets. As reported in the application, there are no horizontal screen violations.(12)

          2.     Vertical Effects
                 ----------------

               a.     Applicants' Analysis of Electric Generation and Natural
                      -------------------------------------------------------
Gas Transportation
  ----------------

     Applicants note that the Commission's main areas of concern regarding the combination of gas and electric generation assets are: (1) the incentive for the merged firm to use its influence in gas-related upstream markets to foreclose or raise downstream rivals' costs; (2) the enhanced ability to facilitate coordinated behavior; and (3) the enhanced ability to evade regulation. Applicants address these three concerns as follows.

     First, Applicants address the issue of the merger creating an incentive for the merged firm to use its influence in upstream natural gas transportation markets to foreclose or raise downstream rivals' costs. They note that the Commission stated in Order No. 642 that "highly concentrated upstream and downstream markets are necessary, but not sufficient, conditions for a vertical foreclosure strategy to be effective."(13) Applicants analyze the downstream electricity markets based on the assumption that natural gas suppliers can control the output of the electric generation units they serve. Applicants attribute the capacity of each gas-fired electric generator to the

----------------

     12 We note that Applicants have defined NEPOOL as the relevant geographic market. It is very likely that there are relevant markets within NEPOOL due to internal transmission constraints. See Wisvest-Connecticut, LLC and NRG
                                    ---
Connecticut Power Assets, 96 FERC P. 61,101 (2001). In this case, however, Applicants have no generation located in NEPOOL. Therefore the proposed merger would not affect any internally constrained areas in NEPOOL.

     13 See Order No. 642, 65 Fed. Reg. 70,983, FERC Stats. & Regs. P. 31,111 at
        ---
31,911 (2000), reh'g denied, 94 FERC P. 61,289 (2001).
               ------------

Docket No. EC01-97-000               -7-

interconnected pipeline supplier for the purpose of calculating market shares and concentration in the downstream electricity market.(14) When it is appropriate, Applicants also provide a scenario in which they attribute the capacity of gas-fired electric generators to the local distribution company
(LDC) serving those generators. Under either attribution method, their results indicate that the relevant markets are unconcentrated in most periods and only moderately concentrated in other periods. For example, under the pipeline scenario, post-merger market concentration is highest in the Summer Off-Peak period in PJM East (1267 HHI). Under the LDC attribution scenario, post-merger market concentration is highest in the Summer Off-Peak period in PJM East (1257
HHI). Applicants note that New York and New England, the markets most affected by the proposed merger, have unconcentrated markets in almost all time periods. Applicants conclude that the merger will not create or enhance the opportunity for the merged firm to use its influence in natural gas transportation markets to foreclose or raise rival electric generators' costs.

     Second, regarding the enhanced ability to facilitate coordinated behavior, Applicants argue that if the upstream or downstream markets are sufficiently competitive, there should be no issue of anticompetitive coordination. As described above, Applicants show that the post-merger downstream electricity markets are not highly concentrated. They conclude that the merger will not enhance the ability to harm competition through coordinated behavior.

     Third, Applicants address the issue of regulatory evasion. They note that a merger can increase the potential for regulatory evasion by internalizing a downstream electricity supplier's purchase of an input, in this case natural gas, thus creating an incentive for the natural gas provider to inflate the price it charges to the regulated downstream electricity supplier. The regulated utility could then pass the costs on to consumers. In this case, Applicants note that Rochester G&E does not supply natural gas to any regulated subsidiary of Energy East and that none of the Energy East LDCs provides natural gas delivery to Rochester G&E. Moreover, they note that the New York Commission has jurisdiction over both NYSEG and Rochester G&E. They conclude that the merger raises no concerns over regulatory evasion.

----------------

     14 Applicants consider the same time periods identified in their horizontal analysis. However, they argue that the only relevant markets are NYPP and NEPOOL, since they have no natural gas facilities that serve generators located in the PJM market and little participation in the PJM electricity markets.

Docket No. EC01-97-000               -8-

     Despite their conclusion that the lack of highly concentrated downstream markets makes an analysis of upstream markets unnecessary, Applicants describe the competitive conditions in the relevant upstream markets. They characterize the relevant market for delivered gas as the Northeast (New York and New England). They state that NYSEG obtains most of its firm transportation service on the Dominion, Transco, Tennessee and Columbia systems into New York. Rochester G&E obtains most of its firm transportation service on the Dominion, Empire State and Texas gas pipelines. Energy East also owns a 4.7 percent interest in the Iroquois pipeline. Applicants state that, at most, they hold about 10 percent of the capacity entering New York and 11 percent of the capacity entering New England. They argue that they do not, however, control this capacity because they do not own or operate the pipelines and could not withhold output. Moreover, they argue that they would not be able to share competitively sensitive information because, as transportation customers, they do not have access to sensitive operational information. They also note that LDCs serve natural gas-fired generators in the Northeast. They argue that it would be difficult to measure the capacity of LDCs in the region, but that the market is sufficiently fragmented to be structurally competitive.

               b.     Applicants' Analysis of Electric Generation and
                      -----------------------------------------------
                      Transmission
                      ------------

     Applicants note that both Energy East (through NYSEG and Central Maine) and Rochester G&E own significant transmission facilities in New York and New England. They argue that combining these facilities with their electric generation facilities will not harm competition because NYSEG and Rochester G&E have transferred operational control of their transmission systems to the NYISO and Central Maine has transferred operational control of its facilities to ISO-NE. They note that both the NYISO and ISO-NE have submitted to the Commission proposals to participate in regional transmission organizations in compliance with Order No. 2000.(15) They conclude that because they do not control the transmission facilities, they could not use them to reduce competition in electricity markets.

----------------
     15 Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809 (Jan. 6, 2000), FERC Stats. & Regs. P. 31,089 (1999), order on reh'g, Order No.
                                                     --------------
2000-A, 65 Fed. Reg. 12,088, FERC Stats. & Regs. P.30,092 (2000), review pending
                                                                  --------------
sub nom. Public Utility District. No. 1 of Snohomish County, Washington v. FERC,
-------
Nos. 00-1174, et al. (D.C. Cir.).
              -- --

Docket No. EC01-97-000               -9-

               c.     Commission Determination
                      ------------------------

     Regarding the combination of Applicants' electric generation and natural gas transportation facilities, based on the information in the application, we are satisfied that the merger will not harm competition. Applicants have analyzed the downstream market based on the assumption that the gas supplier controls the electric generators it serves and found no highly concentrated markets. Applicants correctly conclude that because they have shown that the downstream markets are not highly concentrated, there is no concern about foreclosure or raising rivals' costs in this case.(16)

     Applicants, however, extend this conclusion to the issue of whether the merger enhances the likelihood of anti-competitive collusion. They argue that their showing of a lack of highly concentrated downstream market implies that the merger will not increase the likelihood of anti-competitive coordination. While we do not agree with Applicants' argument, in this case, we find that the merger does not raise concerns about anti-competitive coordination. As Applicants note, they do not own a significant amount of interstate pipeline capacity and their combined firm transportation contracts are only approximately 10 percent of the capacity in the Northeast. Moreover, the relevant upstream market is only moderately concentrated and Applicants have shown that the downstream market is also not highly concentrated.(17) We note that no intervenor has raised concerns about this issue.

     Applicants have also shown that the proposed merger would not create problems concerning regulatory evasion, and no intervenor has raised concerns about this issue. Therefore, we conclude that the combination of Applicants' electric generation and natural gas transportation assets will not harm competition.

     Applicants have shown that the combination of their generation and transmission facilities will not harm competition. As Applicants explain, their only generation is located west of New York's Total East Constraint. Applicants have shown that the New York - West market is not highly concentrated. Therefore, they would have no incentive to try exploit their transmission assets to harm competition in any relevant market. Further, Applicants note that NYSEG and Rochester G&E have transferred operational control of their transmission systems to the NYISO and that Central Maine has transferred

----------------

     16 As noted above, Applicants have no generation located in NEPOOL. Therefore the proposed merger would not affect any internally constrained areas in NEPOOL.

     17 The relevant upstream market in this case is delivered gas in New York, where Applicants have generation.

Docket No. EC01-97-000               -10-

operational control of its facilities to ISO-NE.(18) Therefore, they would have limited ability to exploit their transmission assets to harm competition in wholesale electricity markets. We conclude that the proposed merger will not harm competition in any relevant market.

     D.     Effect of the Merger on Rates
            -----------------------------

     The Merger Policy Statement explains our concern that there be adequate protection from adverse rate effects as a result of a merger. It describes various commitments that may be acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and rate reductions.(19)

     Applicants state that the proposed merger will not have an adverse effect on rates. Applicants also state that NYSEG, Central Maine, Rochester G&E and Maine Electric are the only public utility subsidiaries that make power sales to customers under cost-based rate schedules.(20) With respect to wholesale rates, Applicants state that Central Maine and Maine Electric have no requirements power sales customers. Applicants state that Rochester G&E, under its retail access program, is providing wholesale full requirements-type service to entities serving load in the Rochester G&E territory until June 30, 2002, at market-based rates, but that Rochester G&E otherwise has no wholesale full requirements customers. Applicants contend that the proposed merger will not affect NYSEG's requirements customers because they are charged negotiated rates that will not change as a result of the merger. In any event, Applicants commit to hold their wholesale power and transmission customers harmless from the effects of the proposed merger by excluding all merger transaction-related costs, including the acquisition premium, from rates for wholesale power sales and transmission service.

----------------

     18 The Commission's objective is to establish a single RTO for the Northeast power markets. To that end, we note that Central Maine, Rochester G&E and NYSEG are among the parties we directed to participate in mediation proceedings to establish a Northeastern RTO. See Regional Transmission
                                              --- ---------------------
Organizations, 96 FERC P. 61,065 (2001).  We expect that following the
-------------
consummation of the merger, the parties will remain actively engaged in the efforts to form a Northeastern RTO.

     19 See Merger Policy Statement at 30,123-24.
        ---

     20 Applicants note that NYSEG has three requirements power sales customers:
Burlington Electric Department, Vermont Public Power Supply Authority and Massena Electric Department.

Docket No. EC01-97-000               -11-

     With respect to transmission rates, Applicants state that they will continue to provide transmission service pursuant to open access transmission tariffs (OATTs) on file with the Commission.(21) Applicants note that, under certain circumstances, the Commission has required merger applicants to file a single system transmission tariff for transmission over the merged company's system or the further elimination of rate pancaking. Applicants state that there is no need to eliminate rate pancaking between Rochester G&E and NYSEG, since they are directly interconnected and already provide service under the NYISO OATT at non-pancaked rates. In addition, Applicants argue that Central Maine, NYSEG and Rochester G&E cannot presently offer transmission service over their combined facilities under a single system tariff because they have transferred their individual transmission facilities to two different ISOs:
ISO-NE (Central Maine) and NYISO (NYSEG and Rochester G&E). Furthermore, Applicants assert that it would not be in the public interest for Central Maine, NYSEG and Rochester G&E to withdraw their transmission facilities from the operational control of their respective ISOs in order to combine such facilities under a single system transmission tariff.

     Applicants note that there are situations in which a wheeling transaction originating from a generator located on Central Maine's non-PTF system could be assessed both Central Maine's local point-to-point (PTP) charge and a TSC by either Rochester G&E or NYSEG. Applicants commit that they will charge only the higher of the applicable Central Maine local PTP charge or either the NYSEG or Rochester G&E TSC in those cases. They further commit that, in those cases, they will eliminate the applicable Central Maine local PTP charge by direct waiver of that charge under the Central Maine OATT and adopt a billing protocol governing Rochester G&E's and NYSEG's application of their TSC under the NYISO OATT.

     In light of the above, we conclude that the proposed merger will not adversely affect rates. We note that the intervenors raise no rate issues. The Commission finds Applicants' proposal to waive the Central Maine local charge, when necessary to avoid rate pancaking, and to implement a billing protocol for Rochester G&E and NYSEG to be

----------------

     21 Transmission service will be available under either: (1) the NEPOOL Tariff, which includes the Pool Transmission Facilities (PTF) of all NEPOOL members, including Central Maine; (2) Central Maine's local OATT for services over non-PTF facilities; or (3) the NYISO Tariff; NYSEG and Rochester G&E have transferred operational control of their transmission systems to NYISO. Applicants further state that the NYISO control area will be subject to a single zonal rate equal to the Transmission Service Charge (TSC) of the transmission owner on whose system the energy is wheeled out of or exported from the NYISO control area.

Docket No. EC01-97-000               -12-

reasonable in this case.(22) Applicants maintain that their customers will be protected from the multiple transmission charges without the need to modify the NYISO Tariff or NEPOOL Tariff. However, as a condition on our approval of this merger, we will direct Central Maine to amend its local OATT, within 30 days of this order, to include the provisions that reflect Applicants' commitment to waive Central Maine's local PTP charge.

     E.     Effect of the Merger on Regulation
            ----------------------------------

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect of a proposed merger on regulation involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission. We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and raises concerns about the effect on regulation.(23)

     With respect to federal regulation, Energy East is a registered holding company under PUHCA. However, Applicants commit to continue to abide by the Commission's policies regarding intra-corporate transactions.

     With respect to state regulation, the proposed merger will require regulatory approval by the New York Commission. Following the merger, Rochester G&E and NYSEG will remain subject to the jurisdiction of the New York Commission, and Central Maine will remain subject to the jurisdiction of the Maine Commission. We note that no State Commission has raised concerns about state regulation in this proceeding.

     Accordingly, in light of the facts and commitments stated above, we are satisfied that the proposed merger will not adversely affect federal or state regulation.

     F.     Merger Accounting
            -----------------

     The Applicants propose to record the merger using the purchase method of accounting. The purchase price of approximately $1.4 billion results in an acquisition premium of approximately $608 million (including estimated merger-related costs of $9.5

---------------

     22 See Energy East Corporation and CMP Group, Inc., 91 FERC P. 61,001
        ---
(2000), in which we approved the applicants' commitment to waive CMP's local charge or institute a billing credit.

     23 See Merger Policy Statement at 30,124-25.
        ---

Docket No. EC01-97-000               -13-

million). The acquisition premium is the excess of the purchase price over the net book value of RGS Group's assets and liabilities. Applicants propose to make an appropriate assignment of the acquisition premium, including any goodwill, between the utility and non-utility assets of RGS Group. Rochester G&E proposes to record its share of the acquisition premium in Account 114, Electric Plant Acquisition Adjustments, and amortize it to Account 425, Miscellaneous Amortization. The Commission in previous applications has approved the use of the purchase method of accounting and the related push down of the acquisition premium.(24) Consistent with Commission precedent, we will approve Applicants' use of the purchase method of accounting and the related push down of the acquisition premium.

     We will direct Rochester G&E to submit its proposed final merger accounting to the Commission within six months after the merger is consummated.(25) The accounting submission must provide all merger-related accounting entries made to the books and records of Rochester G&E, along with appropriate narrative explanations describing the basis for the entries.

The Commission orders:
---------------------

     (A) The proposed transfer of RGS Group's jurisdictional facilities to Energy East is hereby conditionally approved, as discussed in the body of this order.

     (B) Central Maine is hereby directed to file, within 30 days of the date of this order, revisions to its OATT to reflect Applicants' commitment to waive Central Maine's local charge when necessary to avoid rate pancaking.

     (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter now pending or which may come before the Commission.

     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.


----------------

     24 See Commonwealth Edison Co. and PECO Energy Co., 91 FERC P. 61,036
        ---
(2000); New England Power Co., et al., 87 FERC P.61,287 (1999); El Paso Electric
                               -- --
Co. and Central and South West Services, Inc., 68 FERC P. 61,181 (1994).

     25 Electric Plant Instruction No. 5, Electric Plant Purchased or Sold, 18 C.F.R. Part 101 (2001); Account 102, Electric Plant Purchased or Sold, 18 C.F.R.
Part 101 (2001).

Docket No. EC01-97-000               -14-

     (E) Energy East and RGS Group are hereby directed to notify the Commission within 10 days of the date the transfer of jurisdictional facilities is completed.

     (F) The proposed use of the purchase method of accounting for the business combination is hereby approved, as discussed in the body of this order. Rochester G&E must inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in granting this approval.

     (G) Rochester G&E shall submit its proposed final accounting within six months after the merger is consummated. The accounting submission shall provide all merger-related accounting entries made to the books and records of Rochester G&E, along with appropriate narrative explanations describing the basis for the entries.

     (H) The Commission retains authority under sections 203(b) and 309 of the FPA to issue further orders as appropriate.

By the Commission.

( S E A L )



                                                Linwood A. Watson, Jr.,
                                                   Acting Secretary.


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